UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ ) *

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

August 17, 2023

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	There is no CUSIP number assigned to the ordinary shares. CUSIP number 91818X108 has been assigned to the Issuer’s American Depositary Shares, each representing thirty Class A ordinary shares, which are quoted on the Nasdaq Global Select Stock Market under the symbol “UXIN.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 91818X108	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS. LUO Jie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 135,617,010(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 135,617,010(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,617,010(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The 135,617,010 Class A ordinary shares, par value $0.0001 per share (the “ordinary shares”), of Uxin Limited (the “Issuer”), are the sum of (i) 109,409,190 ordinary shares of the Issuer that may be acquired upon conversion of 14,564,520 senior convertible preferred shares held of record by LUO Jie (the “Reporting Person”), and (ii) 26,207,820 ordinary shares represented by 873,594 American Depositary Shares held of record by the Reporting Person.
(2)	The calculation is based on a total of 1,479,553,124 shares outstanding, which is the sum of (i) 1,370,143,934 ordinary shares outstanding (excluding 1,383,862 ordinary shares issued to the Issuer’s depositary bank for bulk issuance of American Depositary Shares reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) as of July 31, 2023 as stated by the Issuer in its Form 20-F for the fiscal year ended March 31, 2023 filed with the U.S. Securities and Exchange Commission on August 14, 2023, and (ii) 109,409,190 ordinary shares of the Issuer that may be acquired upon conversion of 14,564,520 senior convertible preferred shares held of record by the Reporting Person.

CUSIP No. 91818X108	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer

Uxin Limited

(b)	Address of Issuer’s Principal Executive Offices

21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District,

Beijing 100102, People's Republic of China

Item 2.	(a)	Name of Person Filing

LUO Jie

(b)	Address of Principal Business Office or, if none, Residence

Room No. 03, 4/F, Village Court A Building, Village Terrace No. 19-25, Happy Valley, Hong Kong

(c)	Citizenship

People’s Republic of China

(d)	Title of Class of Securities

Class A ordinary shares, par value US$0.0001 per share

(e)	CUSIP Number

There is no CUSIP number assigned to the ordinary shares. CUSIP number 91818X108 has been assigned to the Issuer’s American Depositary Shares, each representing thirty Class A ordinary shares, which are quoted on the Nasdaq Global Select Stock Market under the symbol “UXIN.”

Item 3.	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned

The information set forth in Row 9 on the cover page is hereby incorporated by reference into this Item 4(a).

(b)	Percent of Class

The information set forth in Row 11 and the associated footnote on the cover page is hereby incorporated by reference into this Item 4(b).

(c)	Number of share as to which such person has:

(i)             Sole power to vote or to direct the vote: 135,617,010 ordinary shares

(ii)            Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of: 135,617,010 ordinary shares

(iv)           Shared power to dispose or to direct the disposition of: 0

The information set forth in Rows 5 through 8 and the associated footnotes on the cover page is hereby incorporated by reference into this Item 4(c).

CUSIP No. 91818X108	Page 4 of 5 Pages

Item 5.	Ownership of Fiver Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 91818X108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023

By:	/s/ LUO Jie
Name:	LUO Jie